UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Entertainment Gaming Asia Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29383V206

(CUSIP Number)

Samuel Tsang

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29383V206

1.	Names of Reporting Person Melco International Development Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,512,294 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,512,294 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,512,294 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.8%
14.	Type of Reporting Person (See Instructions) HC and CO

CUSIP No. 29383V206

1.	Names of Reporting Person EGT Entertainment Holding Limited (formerly known as Elixir Group Limited)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC and AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,512,294 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,512,294 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,512,294 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.8%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment No. 1”) relates to the shares of the $.001 par value common stock of Entertainment Gaming Asia Inc. (the “Issuer”), a Nevada corporation. The Issuer’s executive offices are located at Unit C1, Ground Floor, Koon Wah Building, No. 2 Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong. This Amendment No. 1 is filed jointly on behalf of Melco International Development Limited (“Melco International”), a Hong Kong corporation listed on the main board of Hong Kong Stock Exchange, and EGT Entertainment Holding Limited (formerly known as Elixir Group Limited) (“EGT Entertainment”), a Hong Kong corporation indirectly wholly-owned by Melco International (each a “Reporting Person” and, collectively, the “Reporting Persons”). This Amendment No. 1 is being filed to amend and supplement the items set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 20, 2007 (the “Schedule 13D”). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

This Amendment No. 1 is filed to amend Items 1 through 5 of the Schedule 13D as set forth below.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Melco International and EGT Entertainment.

Melco International

Melco International is an investment holding company. The principal activities of Melco International and its subsidiaries are leisure, gaming and entertainment and other investments. The principal business address of Melco International is Penthouse 38/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Melco International indirectly owns 100% of the issued shares of EGT Entertainment. Melco International’s beneficial ownership reported herein is through its interest in EGT Entertainment.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Melco International and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

During the past five years, neither Melco International nor, to the best knowledge of Melco International, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EGT Entertainment

EGT Entertainment is an investment holding company. It is indirectly owned by Melco International as to 100%. The principal business address of EGT Entertainment is Penthouse 38/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of EGT Entertainment and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto, respectively, and are incorporated herein by reference.

During the past five years, neither EGT Entertainment nor, to the best knowledge of EGT Entertainment, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 25, 2014, EGT Entertainment purchased 26,062,294 Shares at a subscription price of $0.54 per share, for the total cash consideration of $14,073,639. EGT Entertainment conducted the purchase through its exercise of subscription rights issued by the Issuer on October 31, 2014, including 10,565,831 Shares purchased by EGT Entertainment pursuant to its basic subscription privilege and 15,496,463 Shares purchased pursuant to its oversubscription privilege. All of the aforementioned Share purchases were funded by Melco International, the holding company of EGT Entertainment, from Melco International’s working capital on hand.

Item 4.	Purpose of Transaction

EGT Entertainment, through the exercise of the subscription rights, acquired 26,062,294 Shares. As a result, EGT Entertainment has a majority control of the Issuer and this will strengthen its business tie with the Issuer. Other than as disclosed herein, EGT Entertainment and Melco International currently have no plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons, by virtue of their relationships, may be deemed to have shared beneficial ownership of 37,512,294 Shares, representing 64.8% of the outstanding Shares. The calculation of the foregoing percentage is based on the number of Shares disclosed as outstanding as of December 1, 2014 by the Issuer in its current report on Form 8-K and filed with the Securities and Exchange Commission on December 1, 2014. Except as disclosed in this Item 5(a), the Reporting Persons do not beneficially own any Shares or have the right to acquire any such shares.

(b)	The Reporting Persons have the shared power to vote or to direct the vote or dispose or direct the disposition of 37,512,294 Shares. The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Except as disclosed in Item 3 of this Schedule 13D, which is incorporated by reference in this Item 5, the Reporting Persons have not effected any transaction in the Shares during the 60 days prior to the date of this Schedule 13D.

(d)	The Reporting Persons have the sole to right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares disclosed in this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Melco International Development Limited, A Hong Kong corporation

Date: December 1, 2014	By:	/s/ Tsui Che Yin, Frank
Name: Tsui Che Yin, Frank Title: Director

EGT Entertainment Holding Limited, A Hong Kong corporation

Date: December 1, 2014	By:	/s/ Tsui Che Yin, Frank
Name: Tsui Che Yin, Frank Title: Director

SCHEDULE I

Executive Officers and Directors of

Melco International Development Limited

as of November 25, 2014

Name	Business Address	Citizenship	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Ho, Lawrence Yau Lung	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Canadian

Chairman and Chief Executive Officer of Melco International Development Limited (listed on the Hong Kong Stock Exchange with Stock Code: 200), a company engaged in leisure, gaming and entertainment and other investments. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Co-Chairman and Chief Executive Officer of Melco Crown Entertainment Limited (“MCE”) (listed on Hong Kong Stock Exchange with Stock Code 6883; and NASDAQ Global Select Market with NASDAQ Stock Symbol: MPEL). MCE is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. Its business address is 36/F., The Centrium, 60 Wyndham Street, Central, Hong Kong.

Chairman and Non-executive Director of Summit Ascent Holdings Limited, a company engaged in trading of tiles and engineering operations products, development of a hotel and gaming business in Russia. Its business address is Room 3701, 37th Floor, The Centrium 60 Wyndham Street, Central, Hong Kong.

Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	British	Executive Director of Melco International Development Limited (listed on the Hong Kong Stock Exchange with Stock Code: 200), a company engaged in leisure, gaming and entertainment and other investments. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Chairman and Non-executive Director of MelcoLot Limited (listed on the GEM Board of the Hong Kong Stock Exchange with Stock Code: 8198), a company engaged in the provision of lottery-related technologies, systems and solutions in the People’s Republic of China (the “PRC”). It is a distributor of high quality, versatile lottery terminals and hardware for the China Sports Lottery Administration Centre, which is the exclusive sports lottery operator in the PRC. Its business address is Room 3701, 37/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Director of Mountain China Resorts (Holding) Limited (“MCR”) (listed on TSX Venture Exchange of Canada with Stock Symbol: MCG). MCR is an investment holding company. MCR and its subsidiaries are engaged in the development and operation of mountain resorts and provision of hotel services in the PRC. Its business address is No. 54 Lishi Hutong, South Dongsi Street, Dongcheng District, Beijing, China 10010.

Independent Non-executive Director of Jinhui Holdings Company Limited (“Jinhui Holdings”) (listed on the Hong Kong Stock Exchange with Stock Code: 137). Jinhu Holdings is an investment holding company. Jinhui Holdings and its subsidiaries are principally engaged in the businesses of ship chartering, ship owning, trading and investments. Its business address is 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

Non-executive Director of Jinhui Shipping and Transportation Limited (“Jinhui Shipping”) (listed on the Oslo Stock Exchange with Stock Symbol: JIN). Jinhui Shipping is one of the world’s largest Supramax owners offering high quality marine transportation services to customers. Its business address is 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

Director of EGT Entertainment Holding Limited (“EGT Entertainment”), a Hong Kong company. EGT Entertainment’s principal activity is investment holding. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Chung Yuk Man, Clarence	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Chinese

Executive Director of Melco International Development Limited (listed on the Hong Kong Stock Exchange with Stock Code: 200), a company engaged in leisure, gaming and entertainment and other investments. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Chairman and Chief Executive Officer of Entertainment Gaming Asia Inc. (listed on the NASDAQ Capital Market with NASDAQ Stock Symbol: EGT), a company engaged in: (i) slot operations, which include the ownership and leasing of electronic gaming machines in resorts, hotels and other venues in certain Asian countries placed on a revenue sharing basis with venue owners and the development and operation of regional casinos and gaming clubs in the Indo-China region under the “Dreamworld” brand; and (ii) the design, manufacture and distribution of gaming chips and plaques and distribution of other gaming products. Its business address is Unit C1, G/F., Koon Wah Building, No. 2, Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong.

Non-executive Director of Melco Crown Entertainment Limited (“MCE”) (listed on Hong Kong Stock Exchange with Stock Code 6883; and NASDAQ Global Select Market with NASDAQ Stock Symbol: MPEL). MCE is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. Its business address is 36/F., The Centrium, 60 Wyndham Street, Central, Hong Kong

Chairman and President of Melco Crown (Philippines) Resorts Corporation (listed on the Philippine Stock Exchange), (“MCP”). MCP is a developer of a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila, the Philippines. Its business address is G/F., Two Ecom Bulding, Harbor Drive corner Palm Coast Avenue, Mall of Asia Complex, Pasay City 1300 Philippines.

Ng Ching Wo	13/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong	Canadian

Non-executive Director of Melco International Development Limited (listed on the Hong Kong Stock Exchange with Stock Code: 200), a company engaged in leisure, gaming and entertainment and other investments. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Senior partner of King & Wood Mallesons, a law firm based in Hong Kong which provides legal services. Its business address is 13/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong.

Roger Lobo	10/F, Central Building, 1-3 Pedder Street, Central, Hong Kong	British

Independent Non-executive Director of Melco International Development Limited (listed on the Hong Kong Stock Exchange with Stock Code: 200), a company engaged in leisure, gaming and entertainment and other investments. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Independent Non-executive Director of Shun Tak Holdings Limited (listed on the Hong Kong Stock Exchange with Stock Code: 242), a company engaged in property development, investment and management, transportation, hospitality and investment holding. Its business address is Penthouse 39/F, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

Sham Sui Leung, Daniel	42nd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	British

Independent Non-executive Director of Melco International Development Limited (listed on the Hong Kong Stock Exchange with Stock Code: 200), a company engaged in leisure, gaming and entertainment and other investments. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

Independent Non-executive Director of AEON Stores (Hong Kong) Co., Limited (listed on the Hong Kong Stock Exchange with Stock Code: 984), a company engaged in operation of retail stores. Its business address is G-4th Floor, Kornhill Plaza (South), 2 Kornhill Road, Hong Kong.

Tyen Kan Hee, Anthony	21/F., Hong Kong Diamond Exchange Building, 8-10 Duddell Street, Central, Hong Kong	British

Independent Non-executive Director of Melco International Development Limited (listed on the Hong Kong Stock Exchange with Stock Code: 200), a company engaged in leisure, gaming and entertainment and other investments. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

Independent Non-executive Director of ASR Holdings Ltd. (listed on the Hong Kong Stock Exchange with Stock Code: 1803), a company engaged in provision of air freight service in the wholesale market. Its business address is Units 1107-12, 11th Floor, Lu Plaza, 2 Wing Yip Street, Kwun Tong, Hong Kong.

Independent Director of Alpha Peak Leisure Inc. (listed on the TSX Venture Exchange Inc. with Stock Symbol: AAP.P), a capital pool company. Alpha Peak Leisure Inc. focuses on identification and evaluation of assets or businesses with a view to completing a qualifying transaction. Its business address is 160-170, 6751 Graybar Road, Richmond, British Columbia, V6W 1H3.

Independent Director of Entertainment Gaming Asia Inc. (listed on the NASDAQ Capital Market with NASDAQ Stock Symbol: EGT), a company engaged in (i) slot operations, which include the ownership and leasing of electronic gaming machines in resorts, hotels and other venues in certain Asian countries placed on a revenue sharing basis with venue owners and the development and operation of regional casinos and gaming clubs in the Indo-China region under the “Dreamworld” brand; and (ii) the design, manufacture and distribution of gaming chips and plaques and distribution of other gaming products. Its business address is Unit C1, G/F., Koon Wah Building, No. 2, Yuen Shun Circuit, Yuen Chau Kok, Sha Tin, New Territories, Hong Kong.

Independent Non-executive Director of Summit Ascent Holdings Limited (listed on the Hong Kong Stock Exchange with Stock Code: 102), a company engaged in trading of tiles and engineering operations products, development of a hotel and gaming business in Russia. Its business address is Room 3701, 37th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

SCHEDULE II

Executive Officers and Directors of

EGT Entertainment Holding Limited

as of November 25, 2014

Name	Business Address	Citizenship	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	British

Director of EGT Entertainment Holding Limited (“EGT Entertainment”), a Hong Kong company. EGT Entertainment’s principal activity is investment holding. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Executive Director of Melco International Development Limited (listed on the Hong Kong Stock Exchange with Stock Code: 200), a company engaged in leisure, gaming and entertainment and other investments. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

Chairman and Non-executive Director of MelcoLot Limited (listed on the GEM Board of the Hong Kong Stock Exchange with Stock Code: 8198), a company engaged in the provision of lottery-related technologies, systems and solutions in the People’s Republic of China (the “PRC”). It is a distributor of high quality, versatile lottery terminals and hardware for the China Sports Lottery Administration Centre, which is the exclusive sports lottery operator in the PRC. Its business address is Room 3701, 37/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Director of Mountain China Resorts (Holding) Limited (“MCR”) (listed on TSX Venture Exchange of Canada with Stock Symbol: MCG). MCR is an investment holding company. MCR and its subsidiaries are engaged in the development and operation of mountain resorts and provision of hotel services in the PRC. Its business address is No. 54 Lishi Hutong, South Dongsi Street, Dongcheng District, Beijing, China, 10010.

Independent Non-executive Director of Jinhui Holdings Company Limited (“Jinhui Holdings”) (listed on the Hong Kong Stock Exchange with Stock Code: 137). Jinhu Holdings is an investment holding company. Jinhui Holdings and its subsidiaries are principally engaged in the businesses of ship chartering, ship owning, trading and investments. Its business address is 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

Non-executive Director of Jinhui Shipping and Transportation Limited (“Jinhui Shipping”) (listed on the Oslo Stock Exchange with Stock Symbol: JIN). Jinhui Shipping is one of the world’s largest Supramax owners offering high quality marine transportation services to customers. Its business address is 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

Tam Chi Wai	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Canadian

Director of EGT Entertainment Holding Limited (“EGT Entertainment”), a Hong Kong company. EGT Entertainment’s principal activity is investment holding. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Group Finance Director and Head of Human Resources & Administration of Melco International Development Limited (listed on the Hong Kong Stock Exchange with Stock Code: 200), a company engaged in leisure, gaming and entertainment and other investments. Its business address is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Executive Director of MelcoLot Limited (listed on the GEM Board of the Hong Kong Stock Exchange with Stock Code: 8198), a company engaged in the provision of lottery-related technologies, systems and solutions in the PRC. It is a distributor of high quality, versatile lottery terminals and hardware for the China Sports Lottery Administration Centre, which is the exclusive sports lottery operator in the PRC. Its business address is Room 3701, 37/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.